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Exhibit 12.1

NORDSTROM, INC.
Computation of Historical Ratios of Earnings to Fixed Charges(a)
(in millions, except ratio data)

	26 Weeks Ended	Fiscal Year Ended(b)
	7/30/2011	1/29/2011	1/30/2010	1/31/2009	2/2/2008	2/3/2007
Earnings
Earnings before income taxes	531	991	696	648	1,173	1,106
Fixed Charges	70	140	150	149	106	67
Amortization of capitalized interest	3	6	6	6	5	5
Less interest capitalized during period	(4)	(5)	(6)	(11)	(12)	(5)

Earnings for Computation	600	1,132	846	792	1,272	1,173

Fixed Charges
Interest and amortization of deferred financing fees	66	134	146	145	101	62
Portion of rent expense representative of interest	4	6	4	4	5	5

Total Fixed Charges	70	140	150	149	106	67

Ratio of earnings to fixed charges	8.61	8.09	5.62	5.32	11.99	17.52

(a)
For purposes of determining the ratio of fixed charges, earnings consist of income from continuing operations before income tax plus fixed charges, amortization of capitalized interest, less interest capitalized during the period. Fixed charges represent interest and amortization of deferred financing fees, and the portion of rental expenses on operating leases deemed to be the equivalent of interest.

(b)
All years presented were 52-week years except for the year ended February 3, 2007 which was a 53-week year.

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NORDSTROM, INC. Computation of Historical Ratios of Earnings to Fixed Charges(a) (in millions, except ratio data)